Filed by Ventas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: New Senior Investment Group Inc.
Commission File No.: 333-258177
Date: August 6, 2021

The following is an excerpt from Ventas, Inc.'s Second Quarter 2021 Results and Business Update presentation, which was posted to the Investor Relations section of Ventas, Inc.'s website at ir.ventasreit.com on August 6, 2021.

Second Quarter 2021 Results and Business Update August 6, 2021 DRAFT v18 8/5/2021 @ 11:15PM

2 Safe Harbor Certain of the information contained herein, including intra - quarter operating information and number of confirmed cases of COVI D - 19, has been provided by our operators and we have not verified this information through an independent investigation or otherwise. We have no reason to believe that this information is inaccurate in any material respect, but we cannot assure you of its accuracy. Forward - Looking Statements This presentation includes forward - looking statements within the meaning of Section 27A of the Securities Act of 1933, as amende d, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward - looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and devel opm ents and other matters that are not historical facts. Forward - looking statements include, among other things, statements regarding our and our officers’ intent, belief or expectation as identified by the use of words such as “may,” “will,” “proje ct, ” “expect,” “believe,” “intend,” “anticipate,” “seek,” “target,” “forecast,” “plan,” “potential,” “estimate,” “could,” “would ,” “should” and other comparable and derivative terms or the negatives thereof. Forward - looking statements are based on management’s beliefs as well as on a number of assumptions concerning future events. You should not put undue reliance on these forward - looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual events or results to differ materially fro m t hose expressed or implied by the forward - looking statements. You are urged to carefully review the disclosures we make concerning risks and uncertainties that may affect our business and future financial performance in our filings with the Secu rit ies and Exchange Commission, including those made in the “Risk Factors” section and “Management’s Discussion & Analysis of Financial Condition and Results of Operations” section of our most recently filed Annual Report on Form 10 - K and Quarterly Repor t on Form 10 - Q. We do not undertake a duty to update these forward - looking statements, which speak only as of the date on which they are made. Certain factors that could affect our future results and our ability to achieve our stated goals include, but are not limited to : (a) the impact of the ongoing COVID - 19 pandemic, including of the Delta or any other variant, on our revenue, level of profita bility, liquidity and overall risk exposure and the implementation and impact of regulations related to the CARES Act and other stimu lus legislation and any future COVID - 19 relief measures; (b) our ability to achieve the anticipated benefits and synergies from the proposed acquisition of, and the risk of greater than expected costs or other difficulties related to the integration of, Ne w Senior Investment Group Inc. (“New Senior” or “SNR”) (and the cost of capital to fund the acquisition and any debt paydown; (c ) the proposed acquisition of New Senior may not be completed on the currently contemplated timeline or terms, or at all; (d) o ur exposure and the exposure of our tenants, borrowers and managers to complex healthcare and other regulation and the challenges and expense associated with complying with such regulation; (e) the potential for significant general and commerci al claims, legal actions, regulatory proceedings or enforcement actions that could subject us or our tenants, borrowers or managers to increased operating costs and uninsured liabilities; (f) the impact of market and general economic conditions, in clu ding economic and financial market events, or events that affect consumer confidence, our occupancy rates and resident fee revenues, and the actual and perceived state of the real estate markets, labor markets and public capital markets; (g) our ab ili ty, and the ability of our tenants, borrowers and managers, to navigate the trends impacting our or their businesses and the industries in which we or they operate; (h) the risk of bankruptcy, insolvency or financial deterioration of our tenants, bor row ers, managers and other obligors and our ability to foreclose successfully on the collateral securing our loans and other investments in the event of a borrower default; (i) our ability to identify and consummate future investments in or dispositi ons of healthcare assets and effectively manage our portfolio opportunities and our investments in co - investment vehicles; (j) our ability to attract and retain talented employees; (k) the limitations and significant requirements imposed upon our business as a result of our status as a REIT and the adverse consequences (including the possible loss of our status as a REIT) that woul d result if we are not able to comply; (l) the risk of changes in healthcare law or regulation or in tax laws, guidance and int erp retations, particularly as applied to REITs, that could adversely affect us or our tenants, borrowers or managers; (m) increa ses in the Company’s borrowing costs as a result of becoming more leveraged or as a result of changes in interest rates and phasing out of LIBOR rates; (n) our reliance on third parties to operate a majority of our assets and our limited control and influence over such operations and results; (o) our dependency on a limited number of tenants and managers for a significant portion of ou r revenues and operating income; (p) the adequacy of insurance coverage provided by our policies and policies maintained by our tenants, managers or other counterparties; (q) the occurrence of cyber incidents that could disrupt our operations, re sul t in the loss of confidential information or damage our business relationships and reputation; (r) the impact of merger, acquisition and investment activity in the healthcare industry or otherwise affecting our tenants, borrowers or managers; and (s ) the risk of catastrophic or extreme weather and other natural events and the physical effects of climate change. Participants in the Solicitation Ventas, New Senior and their respective directors and certain of their executive officers and other employees may be deemed t o b e participants in the solicitation of proxies from New Senior’s stockholders in connection with the proposed acquisition. Information about New Senior’s directors and executive officers is set forth in New Senior’s Annual Report on Form 10 - K for the year ended December 31, 2020, which was filed with the SEC on February 25, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2021 and subsequent statements of ben eficial ownership on file with the SEC. Information about Ventas’s directors and executive officers is set forth in Ventas’s Annual Report on Form 10 - K for the year ended December 31, 2020, which was filed with the SEC on February 23, 2021, and in its p roxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2021 and subsequent statements of beneficial ownership on file with the SEC. Additional information regarding the persons who ma y, under the rules of the SEC, be deemed participants in the solicitation of New Senior’s stockholders in connection with the proposed acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, i s s et forth in the registration statement on Form S - 4 that was filed with the SEC and is not yet effective and the preliminary prox y statement/prospectus included therein, and will be set forth in the definitive proxy statement/prospectus and other relevant mat erials to be filed with the SEC if and when they become available. Additional Information and Where to Find It In connection with the proposed acquisition, on July 26, 2021, Ventas filed with the SEC a registration statement on Form S - 4 th at includes a preliminary prospectus for the Ventas common stock that will be issued in the proposed acquisition and that als o constitutes a preliminary proxy statement for a special meeting of New Senior’s stockholders to approve the proposed acquisit ion . The registration statement is not yet effective, and the information in the preliminary proxy statement/prospectus is not complete and may be changed. Each of New Senior and Ventas also intends to file other relevant documents with the SEC regardi ng the proposed acquisition, including the definitive proxy statement/prospectus. This communication is not a substitute for the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus (if and whe n a vailable) or any other document that New Senior or Ventas may file with the SEC with respect to the proposed acquisition. The definitive proxy statement/prospectus (if and when available) will be mailed to New Senior’s stockholders. INVESTORS AND SECU RIT Y HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (IF AND WHEN AVAILABLE), ANY AMENDMENTS OR SUPPLEMENTS TO THO SE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMP ORT ANT INFORMATION ABOUT NEW SENIOR, VENTAS AND THE PROPOSED ACQUISITION. Investors and security holders will be able to obtain copies of these materials (if and when they are available), and other d ocu ments containing important information about New Senior, Ventas and the proposed acquisition, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by New Senior will be made available free of charge on New Senior’s investor relations website at ir.newseniorinv.com. Copies of documents filed with the SEC by Ventas will be made available free of charge on Ventas’s investor relations website at ir.ventasreit.com. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securit ie s in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the sec uri ties laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U .S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration r equ irements. Non GAAP Presentation This presentation includes certain financial performance measures not defined by generally accepted accounting principles in the Unites States (“GAAP”). You can find a reconciliation of these non - GAAP financial measures in our Supplemental, which is available on our website at https://ir.ventasreit.com/ com/. We believe such measures provide investors with additional infor mat ion concerning our operating performance and a basis to compare our performance with the performance of other Real Estate Investment Trusts (“REITs”). Our definitions and calculations of these non - GAAP measures may not be the same as similar measures reported by other REITs. These non - GAAP financial measures should not be considered as alter natives to net income attributable to common stockholders (determined in accordance with GAAP) as indicators of our financial performance or as alt ern atives to cash flow from operating activities (determined in accordance with GAAP) as measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. Readers are cautioned to refer to the Company’s periodic filings furnished to or filed with the SEC, including its Annual Rep ort on Form 10 - K, Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K, which are prepared in accordance with GAAP. The information contained herein should be reviewed in conjunction with such filings.

14 Continued Execution of Value - Centric Senior Housing Strategy Acquisitions Dispositions Transitions Developments Redevelopments Variety of actions to enhance Senior Housing portfolio and drive value creation Recent Proof Points Key Impacts from Proof Points Go - Forward Strategy Operational expertise supports optimizing markets, operators and assets and driving NOI growth Holiday Valencia Commons Rancho Cucamonga, CA Holiday Orchid Terrace (SNR) St. Louis, MO LGM VAST Sainte - Julie, Quebec Atria Merrimack Newburyport, MA Entered into an agreement to acquire New Senior’s high quality 103 private pay communities Sale of smaller scale, non - strategic assets primarily in NNN, at attractive multiples Transitioned 26 Holiday communities in April 2020 to SHOP from NNN Opened 375+ unit VAST building in December 2020 with rapid lease - up Expanded Merrimack capacity by ~50 units with physical upgrades Expected 6% cap rate on expected 2022 SNR NOI with SHOP margin accretion 1 Dispositions of low coverage and low margin assets accretive to NNN and SHOP respectively ~40% NOI margin and ~120 units per building accretive to SHOP 3 90% occupancy and ~50% margin in 2Q21 benefits total SHOP Maintained ~40% margin post expansion despite COVID 2 Rigorous investment process to identify acquisition opportunities at attractive pricing Objective asset reviews & active sourcing processes, with several portfolios in advanced discussions Leverage industry expertise to align operators and business models; several active transition dialogues Actively funding key projects with high quality operators in strong markets and identifying new sites Comprehensive capital planning to drive multi - year $30M+ strategic spend program 4 1. Terms reflective of June 28, 2021 business update; 2. Atria Merrimack NOI margin reflects 2Q21 TTM basis; 3. Holiday NOI margin reflects 2Q21 TTM basis; 4. Spend subject to cha nge and reflects total program target over multi - year period. 20 Assets, Multiple Portfolios Last 12 Months

18 $2.3B All Stock Acquisition of New Senior Investment Group Positions Ventas to further capture powerful senior housing upside at market inflection point Transaction Overview All - stock acquisition by Ventas of New Senior; New Senior shareholders to receive 0.1561 shares of newly issued Ventas stock per share of New Senior stock Transaction value of approximately $2.3 billion, including $1.5 billion of New Senior debt Valuation represents approximately $9.10 per New Senior share, a 31% premium based on New Senior’s 30 - day trading average, and a 10% premium on New Senior’s enterprise value, based on Ventas’s closing price on June 25, 2021 Valuation and Accretion Transaction valuation is expected to represent approximately a 6% capitalization rate on expected New Senior 2022 NOI and is exp ected to be approximately $0.09 to $0.11 accretive to Ventas’s normalized FFO per share on a full year basis Ventas expects to assume certain existing New Senior mortgage debt and fund the repayment of any debt not assumed through oth er capital sources Superior Quality, High Performing Portfolio High quality independent living portfolio: 103 private pay senior living communities (102 IL; 1 CCRC) totaling 12,404 units ▪ Located in advantaged submarkets with compelling metrics: median home value >$300K, median income > $70K, proximity to premium retail locations, and favorable supply trends ▪ Strong historic performance with positive recent trends ▪ 2Q21 revenue per occupied room of $2,739 and TTM NOI margin of 37% ▪ Well invested, purpose - built properties with attractive physical characteristics including large, well - designed floorplans and spacious units, appealing to the independent living demographic ▪ Principally operated by Holiday Retirement and Atria Senior Living, two longstanding Ventas operators ▪ Geographically diversified across 36 different states ▪ 2Q21 New Senior same - store spot to spot occupancy growth of +150 bps with July expected to be at +80 bps Timing & Approvals Expected to close in 2H 2021 Transaction is subject to customary closing conditions, including approval by the common shareholders of New Senior Sources & Uses ($B) Ventas Equity to SNR Shareholders $0.8 Assumption or Refinancing of Debt $1.2 VTR ATM Equity Raised 1 $0.3 Total Sources $2.3 SNR Equity Value @ $9.10/sh. $0.8 SNR Debt $1.5 Transaction Costs and Other $0.05 Total Uses $2.3 Transaction expected to be 30 bps levering on expected 2022 SNR NOI 1. Represents $300 million in gross proceeds raised by Ventas under its “at the market” equity offering program, totaling 5.2 mi lli on shares of common stock sold at an average gross price of ~$58.60 per share

19 New Senior Transaction Benefits and Strategic Rationale Enhances Ventas’s senior housing position at a cyclical inflection point in advance of the expected powerful senior housing i ndu stry recovery x Transaction significantly expands Ventas’s participation in robust senior housing recovery x With resilient demand from a rapidly growing population of seniors, new construction at cyclical lows and the beginning of a reb ound from the COVID - 19 pandemic, we believe that IL senior housing is poised for strong growth Adds a superior quality, high performing portfolio to Ventas that is well located in advantaged markets x Located in highly attractive submarkets with compelling metrics; well invested purpose - built properties with attractive physical plants x Favorable operating margins approximating 40% pre - pandemic that benefit from IL staffing model with minimal need for care and a resident length of stay of ~3 years Expands Ventas’s exposure to independent living in the U.S., catering to a large and growing middle market x Demographic and new supply trends in IL expected to support strong and accelerating positive net absorption over intermediate te rm x Complementary to Ventas’s high end major market senior housing portfolio, IL expands the addressable market by appealing to t he large and growing middle income population Builds on existing relationships with leading operators; adds new operators x 65 IL communities under terminable management contracts with longstanding Ventas manager Holiday x 21 IL communities under long term management contracts with longstanding Ventas leading operator Atria x 16 IL communities under management contracts with other managers including Grace, Merrill Gardens, Hawthorn & Watermark Attractive valuation & financial returns x Transaction valuation expected to represent ~6% cap rate on expected New Senior 2022 NOI and an ~8% cap rate on New Senior NO I o ver time, incorporating attractive medium term supply demand fundamentals in IL x Implies a 20 – 30% discount to estimated replacement cost on a per unit basis x Ventas expects to realize $16 - $18M in annualized corporate G&A synergies commencing in 2022 x Transaction price represents a multiple of <12x estimated 2022 New Senior normalized FFO per share including expected synergi es x Ventas expects to make revenue generating capital investments for additional value add opportunities x Ventas expects to assume certain existing New Senior mortgage debt and fund the repayment of any debt not assumed through oth er capital sources, including the completed ATM issuance 1 2 3 4 5